Commission File No. 333-8878

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2006

                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                        Ocean Centre, Montague Foreshore
                                  East Bay St.
                                 Nassau, Bahamas
                                P.O. Box SS-19084
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]          No [X]


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein are a copy of the Company's report for the three months ended March 31, 2006, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the three months ended March 31, 2006 and 2005 included elsewhere in this report.

Our Company

     We are a diverse marine transportation company involved in the global carriage of dry bulk and liquid cargos, supplies, equipment and passengers. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

o Our River Business, with approximately 490 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports. This region is crossed by navigable rivers which flow through Argentina, Bolivia, Brazil, Paraguay and Uruguay, to ports serviced by ocean export vessels.

o Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including three in operation and three under construction to be delivered in 2006 and 2007.

o Our Ocean Business owns and operates six oceangoing vessels, including three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker, one semi-integrated tug/barge unit and one chemical/product carrier. Our Ocean Business fleet has an aggregate capacity of approximately 600,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

o Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market. We currently employ each of our passenger vessels under seasonal charters with a tour operator. In addition, we are currently negotiating opportunities to operate these vessels during periods outside the European travel season.

     Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the transportation industry.

Developments in 2006

     In March 2006, we commenced preparation for an initial public offering of the shares of our common stock to be registered in the United States of America. The shares held directly by our existing shareholders prior to the initial public offering will be entitled to seven votes per share and the shares held by all other holders will be entitled to one vote per share. The special voting rights of the existing shareholders will not be transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

     On March 20, 2006, we purchased all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. from two of our related parties, Crosstrade Maritime Inc., and Crosstrees Maritime Inc., for the purchase price of $11.5 million. The purchase price included a building in Coral Gables, Florida, U.S.A., independently valued at $4.5 million. Ravenscroft Shipping (Bahamas) S.A. is a holding company that is the ultimate parent of our vessel managers, Ravenscroft Ship Management Inc., which manages the vessels in our Ocean Business and Offshore Supply Business, and Elysian Ship Management Inc., which manages the vessels in our Passenger Business. We have the option to cause Crosstrade Maritime Inc., and Crosstrees Maritime Inc, to purchase from us all, but not less than all, of the Ravenscroft shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of our initial public offering of common stock. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by the pledged shares of Ravenscroft payable upon the earlier of (i) the closing of our initial public offering of common stock or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the 9% First Preferred Ship Mortgage Notes due 2014, or, the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     Separately, we purchased 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., a company through which we operate our Offshore Supply Business, from LAIF XI Ltd., or LAIF, an affiliate of Solimar, one of our shareholders, for a purchase price of $48.0 million on March 21, 2006. Following this acquisition, we hold 94.45% of the issued and outstanding shares of UP Offshore. We have the option to cause LAIF to purchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration at any time prior to September 30, 2006, but not later than the closing of our initial public offering. The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note secured by a pledge of the purchased shares of UP Offshore and payable upon the earlier of (i) the closing of our initial public offering or (ii) September 30, 2006. In compliance with the requirements of our indenture related to the Notes, we obtained a fairness opinion from an internationally recognized accounting firm in connection with this acquisition.

     We have reached an understanding with International Finance Corporation, or IFC, to purchase from IFC the 7.14% of UP River (Holdings) Ltd., an entity that owns 50% of UABL, that we do not own for the price of $6.0 million plus interest in case of execution after may 15th 2006. As part of this understanding, IFC agreed to waive its option to convert its interest in UP River to shares in our company and its right to participate in our initial public offering. This understanding is subject to the successful completion of an initial public offering and our obligation under this understanding will be paid from proceeds of our initial public offering.

     On March 20, 2006, Los Avellanos and Avemar Holdings (Bahamas) Ltd., or Avemar, two of our shareholders, subject to the successful completion of an initial pubic offering, cancelled their agreement pursuant to which Avemar had previously granted Los Avellanos an irrevocable proxy to vote our shares owned by Avemar. The shareholders have further agreed to cancel the shares owned by Avemar upon the closing of an initial public offering. As a consequence, if we effect an initial public offering, Solimar will own 63.36% of our shares and the remaining 36.64% will be directly and indirectly owned by Los Avellanos.

     On March 20, 2006, we exercised our option to repurchase from Los Avellanos 25,212 shares of our common stock for a total consideration of $894,999, and the $894,999 note originally issued in connection with the option was cancelled.

Factors Affecting Our Results of Operations

     We have organized our business and evaluate performance by the operating segments of the Ocean Business, River Business, and, beginning in 2005, the Offshore Supply Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. Other than for allocation of overhead, we do not have significant intersegment transactions.

Revenues

     In our River Business, we currently contract substantially all of our capacity under COAs, most of which have terms from one to four years. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

     In our Offshore Business, during the first quarter of 2006, two PSVs owned by UP Offshore were, by virtue of chartering arrangements, operated by us in the North Sea. The revenues of these charters are recognized in our unaudited condensed consolidated financial statements.

     In our Ocean Business, we contract our cargo vessels either on a time charter basis or on a contract of affreightment, or COA, basis. Some of the differences between time charters and COAs are summarized below.

          Time Charter
          ------------

          o We derive revenue from a daily rate paid for the use of the vessel, and

          o the charterer pays for all voyage expenses, including fuel and port charges.

          Contract of Affreightment (COA)
          -------------------------------

          o We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and

          o    we pay for all voyage expenses, including fuel and port charges.

     Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

     The structure of our seasonal contracts for our Passenger Business provides us with a stable revenue stream as well as the flexibility to operate the vessels in other regions of the world at the end of the contract term. We are currently negotiating opportunities to employ these vessels during periods other than the European travel season.

     Time charter revenues accounted for 48% of the total revenues from our businesses for the first quarter 2006, and COA revenues accounted for 52%. With respect to COA revenues in the first quarter 2006, 78% were in respect of repetitive voyages for our regular customers and 22% in respect of single voyages for occasional customers.

     In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. In addition, droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services in the first quarter of 2006 the production of soya beans in Paraguay was negatively affected by drought as had been the case in 2005.

     In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the first quarter 2006.

     In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

     Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

     When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals.

     In addition to the vessel operating expenses, our other primary operating expenses in the first quarter 2006 included general and administrative expenses as well as vessel management and administration fees paid to Oceanmarine and Ravenscroft, both related parties, that provided certain administrative services and vessel management services respectively. We paid Oceanmarine a monthly fee of $10,000 per oceangoing vessel for administrative services including general administration and accounting (financial reporting and preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. We also paid Ravenscroft a monthly technical vessel management fee of $12,500 per PSV and oceangoing vessel and (euro)20,000 (equivalent to US $24,200 as of March 31, 2006) per passenger vessel for services, including technical management, crewing, provisioning, superintendence and related accounting functions. We also paid Ravenscroft a (euro)25,000 (equivalent to US $30,300 as of March 31, 2006) administrative and operational fee per month per passenger vessel for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard. Close to the end of the first quarter of 2006, we acquired Ravenscroft and the administrative-related assets and personnel of Oceanmarine. Accordingly, these tasks are now performed in-house.

     Our operating expenses include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. All vessel management services have been performed, and all operating expenses paid, in-house. UABL employs the services of Tecnical Services S.A., a related party, to provide crew recruitment services in Argentina and Paraguay. We pay Tecnical Services S.A. $144,000 per year, plus an additional $50 for each active crew member hired. Since Tecnical Services S.A. is now a wholly-owned subsidiary of Ravenscroft, beginning in the first quarter of 2006 these services will be performed in-house. We do not expect to pay fees to any related entity other than those described here for management and administration functions.

     In our River Business, our voyage expenses include port expenses and bunkers as well as charter hire paid to third parties.

     In our Offshore Supply Business, voyage expenses include the charterhire paid by us to UP Offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) which provide brokerage services.

     In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages if such amounts are for our account under the charter agreement.

     Through our River Business, we own a drydock and a repair facility for our river fleet at Pueblo Esther, Argentina, land for the construction of two terminals in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion, Paraguay and Buenos Aires, Argentina and a drydock facility in Ramallo, Argentina. Also, through Ultracape Delaware LLC, we own land for expansion of a liquids terminal in Mexico.

     Through our acquisition of UP Offshore, we now hold a lease for office space in Rio de Janeiro, Brazil. In addition, through our recent acquisition of Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Through our acquisition of the administrative functions of Oceanmarine, a related party, we now hold a sublease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

     During the first three months of 2006, 83% of our revenues were denominated in U.S. dollars, 6% of our revenues were denominated and collected in Euros and 11% of our revenues were denominated and collected in British Pounds. Furthermore, 15% of our total revenues were denominated in U.S. dollars but collected in Argentine Pesos and Paraguayan Guaranies. Significant amounts of our expenses were denominated in dollars and 36% of our total out of pocket operating expenses were paid in Argentine Pesos and Paraguayan Guaranies.

     Our operating results, which we report in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the average exchange rate prevailing on the month of each transaction.

Inflation and Fuel Price Increases

     We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

     In 2005 and prior, in our River Business, we adjusted the fuel component of our cost into the freights on a seasonal or yearly basis, and therefore we were adversely affected during that period by rising bunker prices only partially offset by a hedge of a minor part of our consumption and by bunker price adjustment formulas on some of our contracts. In 2006, we have negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our contracts.

     In the Offshore Supply and Passenger Businesses, the risk of variation of fuel prices under the vessels' current employment is generally borne by the charterers, since the charterers are generally responsible for the supply of fuel.

     In our Ocean Business, inflationary pressures on bunker costs are not expected to have a material effect on our immediate future operations which are currently chartered to third parties, since it is the charterers who pay for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel's fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

Seasonality

     Each of our businesses has seasonal aspects, which affect its revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, majorily from May through October of each year.

Legal Proceedings

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs tax authorities to be valued at $4.56 million. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request for clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Alianza Campana by a penalty corresponding to one percent (1%) of the value of the Alianza Campana. The tax authorities determined that the petition requesting clarification of the decision could not be considered because the decree that regulates the administrative proceeding does not provide the possibility of filing this petition. The Secretary of the Brazilian Internal Revenue Service sent the administrative proceeding to tax authorities in Fortaleza, Brazil, for them to consider if the vessel could be imported under the REPETRO regime. Tax authorities in Fortaleza alleged that they would not be competent to analyze such issue. Thus, the administrative proceeding records were sent to Rio de Janeiro. Tax authorities of such State issued a report in which they affirmed that the vessel could be imported under the REPETRO regime. Currently, the administrative proceeding records are in Brasilia, waiting for a final decision in relation to our request to the replacement of the confiscation penalty.

     On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Alianza Campana to Boias de Xareu, which is located approximately 20 nautical miles from the Brazilian coast, so that the Alianza Campana could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Alianza Campana, and the Alianza Campana is now back in service at Boias de Xareu. The tax authorities filed an unsuccessful interlocutory appeal against the preliminary injunction that was granted in our favor. In view of this decision, tax authorities filed an appeal to the Superior Court of Justice and Ultrapetrol filed its counterargument. Currently, our lawsuit and the appeal of tax authorities are pending judgment.

     Based upon the facts and circumstances of the case, including the fact that the Alianza Campana was operating under a specific written authorization officially granted by the Brazilian government, and the existing regulations, we do not believe that the outcome of this matter will have a material impact on our financial position or results of operations. In case we are not successful on the merits, under our insurance coverage we could request an indemnity corresponding to the value of the AlianzaG3 and Alianza Campana from The Standard Club, the vessels P&I insurer.

     On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs authority contesting all of the allegations upon which the finding was based. After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue for which the Company's liability, if such interpretation was upheld in court, would be $409,189. Simultaneously with above, the Central Customs authorities issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. The Company has entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where the Company claims to be equally non-liable. We have been advised by UABL's counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

Results of Operations

Three months ended March 31, 2006 compared to the three months ended March 31, 2005.

     The following table sets forth certain unaudited historical income statement data for the periods indicated derived from our unaudited condensed consolidated statements of operations expressed in thousands of dollars.

                          Three Months Ended March 31,
                          ----------------------------
                                             2006      2005      Percent Change
                                             ----      ----      --------------
Revenues
   Attributable to River Business            $15,590   $12,533              25%
   Attributable to Offshore Supply Business    3,441         -               -
   Attributable to Ocean Business              9,426    16,570             -43%
   Attributable to Passenger Business          1,824     1,376              32%
                                             --------  --------
                                 Total        30,281    30,479               1%
                                             --------  --------

Voyage expenses
   Attributable to River Business             (7,450)   (5,903)             26%
   Attributable to Offshore Supply Business   (2,643)        -               -
   Attributable to Ocean Business               (319)     (512)            -38%
   Attributable to Passenger Business           (401)     (335)             20%
                                             --------  --------
                                 Total       (10,813)   (6,750)             60%
                                             --------  --------

Running cost
   Attributable to River Business             (3,977)   (3,854)              3%
   Attributable to Offshore Supply Business     (757)        -               -
   Attributable to Ocean Business             (3,175)   (3,161)              0%
   Attributable to Passenger Business         (1,236)     (653)             89%
                                             --------  --------
                                 Total        (9,145)   (7,668)             19%
                                             --------  --------

Amortization of dry docking expense           (2,063)   (1,771)             17%
Depreciation of vessels and equipment         (3,417)   (3,524)             -3%
Management fees and administrative and
commercial expenses                           (2,277)   (1,992)             14%
                                             --------  --------

Operating profit                               2,566     8,774             -71%
                                             --------  --------
Financial expense                            $(4,849)  $(4,613)              5%

Financial income                                 218       179              22%
Investment in affiliates                         528         5               -
Other income                                      60         4               -
                                             --------  --------
                  Total other expenses        (4,043)   (4,425)             -9%

(Loss) Income before income taxes and
minority interest                             (1,477)    4,349               -
Income taxes                                     (50)     (172)            -71%
Minority interest                                (86)     (387)            -78%
                                             --------  --------
Net (Loss) Income for the period             $(1,613)   $3,790               -
                                             --------  --------

     Revenues. Total revenues from our River Business increased by 25% from $12.5 million in the first quarter of 2005 to $15.6 million in 2006. This growth is primarily attributable to the price (freight) per ton of cargo carried increase in 2006 when compared to the equivalent freights in 2005.

     Total revenues from our Offshore Supply Business increased from $0 in 2005 to $3.4 million in 2006. This increase is attributable to the time charter revenues of our new PSVs UP Esmeralda and UP Safira, which we operated temporarily under a bareboat charter by our subsidiary Corporacion de Navegacion Mundial S.A. in 2006. (The shares corresponding to 66,67% of UP Offshore were purchased on March 21st therefore the revenues and expenses of our Offshore business will be fully consolidated as from the 2nd quarter 2006).

     Total revenues from our Ocean Business decreased from $16.6 million in 2005 to $9.4 million in 2006, or a decrease of 43%. This decrease is attributable to the sale of the Cape Pampas in 2005 and the lower time charter rate of the Suezmax fleet. These decreases were partially offset by the revenues generated by our newly acquired vessel, Miranda I.

     Total revenues from our Passenger Business increased from $1.4 million in the first quarter of 2005 to $1.8 million in the same period of 2006. This increase is attributable to the effect of higher revenues from the New Flamenco.

     Voyage expenses. In the first three months of 2006, voyage expenses of our River Business were $7.5 million, as compared to $5.9 million for 2005, an increase of $1.6 million. The increase is primarily attributable to the increase of the price of bunkers.

     In the first quarter of 2006, voyage expenses of our Offshore Supply Business were $2.6 million, as compared to $0 in 2005. The increase is attributable to the bareboat charter paid for our new PSVs UP Esmeralda and UP Safira during 2006. (The shares corresponding to 66,67% of UP Offshore were purchased on March 21, 2006 therefore the revenues and expenses of our Offshore business will be fully consolidated as from the 2nd quarter 2006)

     In the first three months of 2006, voyage expenses of our Ocean Business were $0.3 million, as compared to $0.5 million for 2005. The decrease is primarily attributable to a decrease in brokerage commissions.

     In the first quarter of 2006, voyage expenses of our Passenger Business were $0.4 million as compared to $0.3 million in the same period of 2005. The increase is primarily attributable to the effect of the higher voyage activity of the New Flamenco.

     Running costs. In the first three months of 2006, running costs of our River Business were $4.0 million, as compared to $3.9 million in the same period of 2005, an increase of $0.1 million. The increase is primarily attributable to the effect of the additional river equipment acquired during 2005.

     In 2006, running costs of our Offshore Supply Business were $0.8 million, as compared to $0 in 2005. This increase is attributable to the running cost incurred with the new PSVs UP Esmeralda and UP Safira owned by UP Offshore and operated temporarily by our subsidiary Corporacion de Navegacion Mundial S.A. under a bareboat charter. (The shares corresponding to 66.67% of UP Offshore were purchased on March 21, 2006 therefore the revenues and expenses of our Offshore business will be fully consolidated as from the 2nd quarter 2006).

     In the first quarter of 2006, running costs of our Ocean Business were $3.2 million, as compared to $3.2 million in 2005. The increase in running cost relating to the operation of our newly acquired vessel Miranda I as well as increased running costs on the rest of the fleet was offset by the decrease in running cost attributable to the sale of the Cape Pampas in 2005.

     In 2006, running costs of our Passenger Business were $1.2 million, compared to $0.7 in 2005. This increase is attributable to the effect of the running cost of our vessel New Flamenco during the full first quarter 2006 as compared of only one month operations in 2005.

     Amortization of drydocking. Amortization of drydocking and special survey costs increased by $0.3 million, or 17%, to $2.1 million in the first quarter of 2006 as compared to $1.8 million in 2005. The increase is primarily attributable to the amortization expenses of Princess Marina and the increase in the numbers of vessels in our river fleet partially offset by the decrease of amortization of drydocking expense attributable to the sale of Cape Pampas in 2005.

     Depreciation of vessels and equipment. Depreciation decreased by $0.1 million, or 3%, to $3.4 million in the first quarter of 2006 as compared to $3.5 million in the same period of 2005. This decrease is primarily attributable to the sale of Cape Pampas in 2005 which was partially offset the purchase of new tugs and river barges and the vessel Miranda I.

     Management fees and administrative expenses. Management fees and administrative expenses were $2.3 million in the first quarter of 2006 as compared to $2.0 million in the same period of 2005. This increase of $0.3 million is attributable mainly to an increase in the overhead expenses and the management fees attributable to the passenger vessel.

     Operating profit. Operating profit for the first quarter 2006 was $2.6 million, a decrease of $6.2 million from the same period in 2005. The difference is mainly attributable to the effect of the lower charter rates obtained for our Suezmax fleet and the sale of the vessel Cape Pampas partially offset by the result of newly acquired Miranda I and a higher operating profit from our river business in the first quarter of 2006 compared to the same period of 2005.

     Financial expense. Financial expense increased by approximately $0.2 million or 4%, to $4.8 million in the first three months of 2006 as compared to $4.6 million in the same period of 2005. This variation is mainly attributable to an increase in the interest rate of our variable rate debt in our River Business which was partially offset by lower level of financial debt.

LIQUIDITY AND CAPITAL RESOURCES

     We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

     The ability of our subsidiaries to make distributions to us may be restricted by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

     As of March 31, 2006, we had total indebtedness of $258.1 million, consisting of $180.0 million due under the Notes, the indebtedness of our subsidiary UABL of $19.9 million under a senior loan facility with IFC and $9.2 million with other lenders and indebtedness of our new subsidiary UP Offshore of $ 42.5 million under a senior loan facility with DVB NV , plus accrued interest of $6.5 million.

     At March 31, 2006, we had cash and cash equivalents on hand of $13.3 million. In addition, we had $ 3.7 million in current restricted cash.

Operating Activities

     In the first three months of 2006, we generated $ 2.6 million in cash flow from operations compared to $12.1 million in the same period of 2005. We had a net loss of $1.6 million for the first three months ended March 31, 2006, as compared to a net income of $3.8 million in the same period 2005, a decrease of $5.4 million.

     Net cash provided by operating activities consists of our net income (loss) increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

     During the first quarter of 2006, we disbursed $ 6.4 million in the refurbishment of the New Flamenco and the recertification of the Grand Victoria and $ 1.7 million in the purchase of additional river equipments. Also we received net proceeds of $11.4 million from our related party UP Offshore Bahamas.

Financing Activities

     Net cash disbursed into financing activities was $0.9 million during the year 2006, compared to net cash provided by financing activities of $16.8 million during 2005. The decrease in cash provided by financing activities in this period is mainly attributable to the repayments of principal of our financial debt made during 2006.

Future Capital Requirements

     Our near-term cash requirements are primarily related to funding operations. We cannot assure you that our actual cash requirements will not be greater that we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, although it is possible these sources will not be available to us.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  CONTENTS                                 PAGE
                                  --------                                 ----

o    Financial statements

     -    Condensed Consolidated Balance Sheets at March 31, 2006
          (unaudited) and December 31, 2005

     - Condensed Consolidated Statements of Operations for the three-month periods ended March 31, 2006 and 2005
          (unaudited)

     -    Condensed Consolidated Statements of Changes in
          Shareholders' Equity for the three-month periods ended March 31, 2006 and 2005 (unaudited)

     - Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2006 and 2005
          (unaudited)

     -    Notes to Condensed Consolidated Financial Statements

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
    (Stated in thousands of U.S. dollars, except par value and share amounts)

                                                   March 31,       December 31,
                                                     2006             2005
                                                   ---------       ------------
ASSETS
  CURRENT ASSETS
    Cash and cash equivalents                     $   13,267      $     7,914
    Restricted cash                                    3,684            3,638
    Accounts receivable, net of allowance
      for doubtful accounts of $ 384 and
      $ 324 in 2006 and 2005, respectively            12,840            9,017
    Receivables from related parties                   2,741           17,944
    Marine and river operating supplies                3,567            3,547
    Prepaid expenses                                   5,529            3,239
    Other receivables                                  6,694            4,997
                                                  ----------      -----------
      Total current assets                            48,322           50,296
                                                  ----------      -----------
  NONCURRENT ASSETS
    Other receivables                                  8,116            7,330
    Receivables from related parties                   1,995            1,995
    Restricted cash                                      667               68
    Vessels and equipment, net                       302,382          182,069
    Dry dock                                          11,063           12,743
    Investment in affiliates                           2,225           15,698
    Intangible assets                                  4,338                -
    Goodwill                                           3,800                -
    Other assets                                       8,060            7,548
                                                  ----------      -----------
      Total noncurrent assets                        342,646          227,451
                                                  ----------      -----------
      Total assets                                $  390,968      $   277,747
                                                  ==========      ===========

LIABILITIES
  CURRENT LIABILITIES
    Accounts payable and accrued expenses         $   15,542      $    12,696
    Payables to related parties                       59,500            2,008
    Current portion of long-term
      financial debt                                  17,322            8,322
    Other payables                                       686              917
                                                  ----------      -----------
      Total current liabilities                       93,050           23,943
                                                  ----------      -----------
  NONCURRENT LIABILITIES
    Long-term debt                                   180,000          180,000
    Financial debt, net of current portion            60,772           22,953
    Other payables                                     1,900                -
                                                  ----------      -----------
      Total noncurrent liabilities                   242,672          202,953
                                                  ----------      -----------
      Total liabilities                              335,722          226,896
                                                  ----------      -----------
  MINORITY INTEREST                                    5,059            2,479
                                                  ----------      -----------
  MINORITY INTEREST SUBJECT TO PUT RIGHTS              4,928            4,898
                                                  ----------      -----------
  REDEEMABLE PREFERED SHARES                           3,400                -
                                                  ----------      -----------
  SHAREHOLDERS' EQUITY
    Common stock, $.01 par value:
      authorized shares 2,109,240, issued
      and outstanding: 537,144 shares held
      in treasury                                         21               21
    Additional paid-in capital                        68,884           68,884
    Treasury stock                                   (20,332)         (20,332)
    Accumulated other comprehensive income               194              196
    Accumulated deficit                               (6,908)          (5,295)
                                                  ----------      -----------
    Total shareholders' equity                        41,859           43,474
                                                  ----------      -----------
  Total liabilities, minority interests,
    redeemable preferred shares and
    shareholders' equity                          $  390,968      $   277,747
                                                  ==========      ===========

     The accompanying notes are an integral part of these condensed consolidated financial statements.

           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

     (Stated in thousands of U.S. dollars, except share and per share data)

                                                 Three-month periods ended
                                                         March 31,
                                              ----------------------------------
                                                  2006               2005
                                              ------------      ----------------

REVENUES

    Revenues from third parties               $    30,051       $    29,862
    Revenues from related parties                     230               617
                                              ------------      ----------------
    Total revenues                                 30,281            30,479
                                              ------------      ----------------
OPERATING EXPENSES

    Voyage expenses                               (10,813)           (6,750)
    Running costs                                  (9,145)           (7,668)
    Amortization of dry docking                    (2,063)           (1,771)
    Depreciation of vessels and equipment          (3,417)           (3,524)
    Management fees to related parties               (511)             (426)
    Administrative and commercial expenses         (1,766)           (1,566)
                                              ------------      ----------------
                                                  (27,715)          (21,705)
                                              ------------      ----------------
  Operating profit                                  2,566             8,774
                                              ------------      ----------------
OTHER INCOME (EXPENSES)

    Financial expense                              (4,849)           (4,613)
    Financial income                                  218               179
    Investment in affiliates                          528                 5
    Other income                                       60                 4
                                              ------------      ----------------
    Total other expenses                           (4,043)           (4,425)
                                              ------------      ----------------
  (Loss) Income before income taxes and
    minority interest                              (1,477)            4,349

    Income taxes                                      (50)             (172)
    Minority interest                                 (86)             (387)
                                              ------------      ----------------
  Net (loss) income for the period            $    (1,613)      $     3,790
                                              ============      ================
  Net (loss) income per share, basic and
    diluted                                   $     (1.03)      $         2.41

  Weighted average number of shares, basic
    and diluted                                 1,572,096         1,572,096

     The accompanying notes are an integral part of these condensed consolidated financial statements.

                              CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          (UNAUDITED)

                                             (Stated in thousands of U.S. dollars)
                                               Additional                     Accumulated other
                                   Common       paid-in         Treasury        comprehensive      Accumulated
              Balance              stock        capital           stock            income             deficit       Total
----------------------------    -----------   -------------  --------------   -----------------   ------------   -------------
December 31, 2004               $     21      $    68,884    $   (20,332)     $        200        $   (19,863)   $   28,910

Net income and comprehensive
   income                              -                -              -                 -              3,790         3,790
                                -----------   -------------  --------------   -----------------   ------------   -------------
arch 31, 2005                         21           68,884        (20,332)              200            (16,073)       32,700
                                ===========   =============  ==============   =================   ============   =============
December 31, 2005                     21           68,884        (20,332)              196             (5,295)       43,474

Comprehensive loss:
-  Change in value of
     derivatives                       -                -              -                (2)               -              (2)
-  Net loss for the period             -                -              -                 -             (1,613)       (1,613)
                                -----------   -------------  --------------   -----------------   ------------   -------------
Total comprehensive loss               -                -              -                (2)            (1,613)       (1,615)
                                -----------   -------------  --------------   -----------------   ------------   -------------
March 31, 2006                  $     21      $    68,884    $   (20,332)     $        194        $    (6,908)   $   41,859
                                ===========   =============  ==============   =================   ============   =============

     The accompanying notes are an integral part of these condensed consolidated financial statements.

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                      (Stated in thousands of U.S. dollars)

                                                     Three-month periods ended
                                                             March  31,
                                                   -----------------------------
                                                        2006            2005
                                                   --------------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net (loss) income for the period                   $   (1,613)    $    3,790

   Adjustments to reconcile net (loss) income to net cash provided by operating activities:

     Depreciation of vessels and equipment                 3,417          3,524
     Amortization of dry docking                           2,063          1,771
     Expenditures for dry docking                           (383)        (1,659)
     Note issuance expenses amortization                     263            166
     Minority interest in equity of subsidiaries              86            387
     Net gain from investment in affiliates                 (528)            (5)
     Allowance for doubtful account                           60             60

   Changes in assets and liabilities, net of
       effects from purchase of UP Offshore
       (Bahamas) and Ravenscroft companies:
       (Increase) decrease in assets:
          Accounts receivable                             (3,258)        (2,484)
          Receivable from related parties                    935            939
          Marine and river operating supplies                (20)          (502)
          Prepaid expenses                                (1,499)        (1,496)
          Other receivables                                 (369)         1,098
          Other                                             (254)           100
       Increase (decrease) in liabilities:
          Accounts payable and accrued expenses              (45)         2,433
          Payable to related parties                        (770)          (247)
          Other                                            4,543          4,225
                                                   --------------    -----------
          Net cash provided by operating
          activities                                       2,628         12,100
                                                   --------------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of vessels and equipment                      (8,085)       (19,606)
   Decrease (Increase) in loan to related parties         11,391         (1,693)
   Other                                                     346             (5)
                                                   --------------    -----------
          Net cash provided by (used in)
             investing activities                          3,652        (21,304)
                                                   --------------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of long-term financial debt                     (636)          (966)
   Decrease (Increase) in restricted cash                      -         10,373
   Proceeds from long-term financial debt                      -          7,500
   Other                                                    (291)           (60)
                                                   --------------    -----------
          Net cash (used in) provided by
             financing activities                           (927)        16,847
                                                   --------------    -----------
          Net increase in cash and cash
             equivalents                                   5,353          7,643

          Cash and cash equivalents at the
             beginning of year                        $    7,914     $   11,602
                                                   --------------    -----------
          Cash and cash equivalents at the end
             of period                                $   13,267     $   19,245
                                                   --------------    -----------

     The accompanying notes are an integral part of these condensed consolidated financial statements.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        (Stated in thousands of U.S. dollars, except otherwise indicated)

               (Information pertaining to the three-month periods
                  ended March 31, 2006 and 2005 is unaudited)

1.   CORPORATE BUSINESS

     Ultrapetrol (Bahamas) Limited ("Ultrapetrol Bahamas", "the Company", "us" or "we") is a company organized and registered as a Bahamas Corporation since December 1997.

     The Company is a diversified ocean and river transportation company involved in the carriage of dry and liquid cargoes as well as passengers. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean Sea. In our River Business we are an owner and operator of river barges and push boats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In addition in our Offshore Supply Business we are an owner and operator of Platform Supply Vessels (PSVs) that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

     In March 2006, the Company commenced preparation for an initial public offering of its common shares to be registered in the United States of America. The shares held directly by our existing shareholders will be expressly entitled to seven votes per share and all other holders of our common shares will be entitled to one vote per share. The special voting rights of the existing shareholders are not transferable. Following the completion of the initial public offering, our existing shareholders will continue to have a majority of the voting power of our common shares.

2.   SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation and principles of consolidation

          The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. The consolidated balance sheet at December 31, 2005, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements and the consolidated balance sheet do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

          The condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

          The condensed financial statements for 2005 have been reclassified to conform with the 2006 presentation of certain items.

     b)   Identifiable intangible assets

          As a result of the Ravenscroft acquisition (see Note 3), the Company recorded identifiable intangible assets of $4,338 including a safety management system, software, existing customer contracts among others which are being amortized over useful lives ranging from three to eight years.

     c)   Goodwill

          Goodwill is accounted for under the provisions of Statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets ("SFAS 142"). Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. In accordance with SFAS 142, the Company will perform an annual impairment test of goodwill and further periodic tests to the extent indicators of impairment develop between annual impairment tests. The Company's impairment review process compares the fair value of the reporting unit to its carrying value, including the goodwill related to the reporting unit. To determine the fair value of the reporting unit, the Company uses a discounted future cash flow approach that uses estimates for revenue, estimated costs and appropriate discount rates, among others. These various estimates will be reviewed each time the Company tests goodwill for impairment and many are developed as part of the Company's routine business planning and forecasting process. The Company believes its estimates and assumptions are reasonable; however, variations from those estimates could produce materially different results.

3.   BUSINESS ACQUISITIONS

     a)   Acquisition of 100% of Ravenscroft

          On March 20, 2006, we purchase, for $11.5 million all of the issued and outstanding capital stock of Ravenscroft Shipping (Bahamas) S.A. (Ravenscroft) from two of our related companies Crosstrade Maritime Inc. and Crosstrees Maritime Inc. Ravenscroft and its affiliated entities manage the vessels in our Ocean Business, Offshore Supply Business, and Passenger Business.

          The results of the Ravenscroft acquisition are consolidated in the condensed consolidated financial statements since the date of acquisition.

          The Company expects with this acquisition to open new business opportunities and to eliminate the management fees paid to related parties, while bringing the costs of ship management in-house.

          The purchase price of this acquisition was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering or (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause Crosstrade Maritime Inc. and Crosstrees Maritime Inc. to repurchase all, but not less than all, of the Ravenscroft shares purchased for the original consideration. The put option shall commence on the first day after the closing of this acquisition and shall terminate upon the earlier of (i) the successful completion of the initial public offering (ii) or September 30, 2006.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

          Current assets                              $       1,459
          Buildings and equipment                             4,644
          Identifiable intangible assets                      4,338
          Goodwill                                            3,800
                                                     -----------------------
            Total assets acquired                            14,241
                                                     -----------------------

          Current liabilities                                 1,582
          Noncurrent liabilities                              1,159
                                                     -----------------------
            Total liabilities assumed                         2,741
                                                     -----------------------
            Total purchase price                      $      11,500
                                                     =======================

          Due to immateriality, the Company has not prepared pro forma information respective to this business combination.

     b)   Acquisition of an additional 66.67% of UP Offshore (Bahamas)

          On March 21, 2006, we purchased for $48 million, an additional 66.67% of the issued and outstanding capital stock of UP Offshore (Bahamas) Ltd., from LAIF XI Ltd. (LAIF), an affiliate of Solimar Holdings Ltd, one of our shareholders. Following the acquisition of the shares of UP Offshore (Bahamas) from LAIF, we hold 94.45% of the issued and outstanding shares of UP Offshore (Bahamas).

          The results of UP Offshore (Bahamas) acquisition are consolidated in the condensed consolidated financial statements since the date of acquisition.

          The purchase price was paid in the form of a non-interest bearing promissory note payable upon the earlier of (i) the successful completion of the initial public offering of the Company or (ii) September 30, 2006. The promissory note is secured by a first-ranking pledge over the shares purchased. We have the option to cause LAIF to repurchase from us all, but not less than all, of the UP Offshore shares purchased for the original consideration. The put option shall commence on the first day after the closing of the transaction and shall terminate upon the earlier of (i) the successful completion of the initial public offering of the Company or (ii) September 30, 2006.

          The following table summarizes the estimated fair values of the assets acquired and liabilities assumed and allocation of purchase price at the date of acquisition. This purchase price allocation is preliminary and is subject to refinement.

          Current assets                             $         1,547
          Vessels and equipment                               79,227
          Other noncurrent assets                              1,517

          Total assets acquired                               82,291

          Current liabilities                                  6,070
          Noncurrent liabilities                              25,955

          Total liabilities assumed                           32,025

          Redeemable preferred shares assumed                  2,266

          Total purchase price                         $      48,000
                                                     ====================

          If the transaction had been consummated on January 1, 2005, the Company's pro forma revenues and net (loss) income for the three month periods ended March 31, 2006 and 2005, would have been as shown below. However, such pro forma information is not necessarily indicative of what actually would have occurred had the transaction occurred on such date.

                                          For the three-month periods March 31,
                                          --------------------------------------
                                                 2006                 2005
                                          ----------------     -----------------
          Revenues                        $     30,608          $     30,479
          Net income (loss)               $       (811)         $      3,652
          Basic and diluted earnings
            (loss) per share              $      (0.52)         $       2.32

     c)   UP River (Holdings) Ltd.

          On June 2003, the Company sold to International Finance Corporation
          (IFC) a 7.14% interest in UP River (Holdings) Ltd.

          The Company also agreed to pay to IFC 7.14% of the amount of the respective Charter Party Payments pursuant to the Charter Party Agreements between Ultrapetrol and UABL.

          In full consideration for (a) the sale of the shares, and (b) the right to receive a portion of the Charter Party Payments, IFC paid to the Company $5,000.

          During the period beginning on December 31, 2009 and ending on December 31, 2010 IFC will be able to exercise an option to put all of the shares of UP River (Holdings) Ltd. then owned by it to UP River (Holdings) Ltd. for an amount in cash equal to $5,000 minus the amount of any cash received by IFC in respect of ownership of such shares (whether by dividend, proceeds from Charter Party Payments or otherwise) plus interest thereon, compounded annually calculated as a rate equal to LIBOR plus 200 basis points.

          Also, Ultrapetrol shall have the right, exercisable from time to time to purchase from the IFC all of the shares of UP River (Holdings) Ltd. then owned by IFC. The purchase price for the shares to be purchased, which shall be an amount sufficient to result in a realized internal return rate to the IFC on such shares equal to 18% per annum.

          Upon the occurrence of an Ultrapetrol IPO, the IFC has the right to receive in exchange for all but not less than all of the shares owned by it in UP River (Holdings) Ltd., at the option of Ultrapetrol (a) a number of registered Ultrapetrol shares that, when multiplied by the Ultrapetrol IPO price, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) Ltd's shares or (b) a number of Ultrapetrol shares (valued at the Ultrapetrol IPO price) and an amount of cash that, in the aggregate, gives the IFC a realized internal return rate of 12% per annum on its investment in the UP River (Holdings) LTD's shares.

          We have reached an understanding with the IFC, to purchase from the IFC the 7.14% of UP River (Holdings) Ltd., which we do not own for the price of $6,000. As part of this understanding, the IFC will waive its option to convert its interest in UP River (Holdings) Ltd. to our shares and its right to participate in the initial public offering of the Company. This understanding is subject to the successful completion of the offering and the purchase price will be paid from proceeds of the offering.

          At March 31, 2006 and December 31, 2005, the Company presents $4,928 and $4,898, respectively, as a "Minority interest subject to put rights", which represents the initial proceeds received by the IFC plus accrued interest less Charter Party Payments made to the IFC.

     d)   Other

          In March 2006 we hired the administrative personnel and purchased the administrative related assets of Oceanmarine (See Note 8 - Management fee).

4.   VESSELS AND EQUIPMENT, NET

     The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2006 and December 31, 2005 is as follows:

                                             March 31,        December 31,
                                               2006              2005
                                         ----------------   ------------------
                                                Original book value
                                         -------------------------------------

     Ocean-going vessels                 $     126,776      $     126,776
     River barges and push boats               116,170            116,054
     PSV                                        65,489                  -
     Construction of PSV in progress            47,061                  -
     Passenger vessels                          34,486             28,105
     Buildings                                   4,500                  -
     Furniture and equipment                     6,758              6,173
     Land and operating base                     7,406              6,525
                                         ----------------   ------------------
     Total original book value                 408,646            283,633
     Accumulated depreciation                 (106,264)          (101,564)
                                         ----------------   ------------------
     Net book value                      $     302,382      $     182,069
                                         ================   ==================

     At March 31, 2006, the net book value of the assets pledged as a guarantee of the debt was approximately $231,974.

     PSVs Construction

     In June 2003, UP Offshore Apoio Maritimo Ltdo. (our wholly owned subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates. The four PSVs are to be built by EISA at a combined cost of $69,750. In February 2006, the first of the four PSVs, named UP Agua Marinha was delivered. The total remaining commitment at March 31, 2006 for the three PSVs cost is $24 million, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the three PSVs in service.

5.   LONG-TERM DEBT AND OTHER FINANCIAL DEBT

     Balances of financial debt at March 31, 2006 and December 31, 2005:

                                   Financial                            Nominal value
                                  institution/                       --------------------    Accrued
                                     Other               Due-year    Current   Noncurrent    interest    Total      Average rate
                           -------------------------  ------------   --------  ----------  ----------  ----------  --------------
Ultrapetrol (Bahamas) Ltd  Private Investors (Notes)       2014      $     -   $ 180,000   $   5,670   $  185,670      9.000%
UP Offshore Panama         DVB  Tranche A             Through 2015     1,800      22,850          18       24,668  Libor + 1.875%
UP Offshore Panama         DVB  Tranche B             Through 2008     1,333       1,667           2        3,002  Libor + 2.250%
UP Offshore Apoio          DVB  Tranche A             Through 2016       900      12,025          75       13,000  Libor + 2.250%
UP Offshore Apoio          DVB  Tranche B             Through 2009       667       1,278          12        1,957  Libor + 2.875%
UABL Barges                IFC Tranche A              Through 2011     2,143      10,714         322       13,179  Libor + 3.750%
UABL Barges                IFC Tranche B              Through 2009     1,000       3,000          97        4,097  Libor + 3.500%
UABL Barges                KFW                        Through 2009     2,000       6,000         194        8,194  Libor + 3.500%
UABL Paraguay              IFC                        Through 2009       750       2,250          88        3,088  Libor + 5.000%
UABL Paraguay              Citibank NA                Through 2010         -         988           -          988  Libor + 2.750%
UABL Limited               Transamerica Leasing Inc.  Through 2006       251           -           -          251      8.000%
                                                                     -------   ---------   ---------   ----------
    March 31, 2006                                                   $10,844   $ 240,772   $   6,478   $  258,094
                                                                     =======   =========   =========   ==========
    December 31, 2005                                                $ 6,599   $ 202,953   $   1,723   $  211,275
                                                                     =======   =========   =========   ==========

     a)   Loan with the DVB Bank America NV (DVB NV) of up to $30,000:

          On April 27, 2005 UP Offshore (Panama) S.A. (a wholly owned subsidiary of UP Offshore) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing and shareholder loans. This loan is divided into two tranches:

          - Tranche A, amounting to $26,000, shall be repaid by (i) 40 consecutive quarterly installments of $450 each beginning in September 2005 and (ii) a balloon repayment of $8,000 together with the 40 installment and accrues interest at LIBOR rate plus 1.625% per annum if the Holding Company Guaranty has been issued or 1.875% per annum if the Holding Company Guaranty has not been issued, and

          - Tranche B, amounting to $4,000, shall be repaid by 12 consecutive quarterly installments of $333 each beginning in September 2005 and accrues interest at LIBOR rate plus 2% per annum if the Holding Company Guaranty has been issued or 2.25% per annum if the Holding Company Guaranty has not been issued.

          At March 31, 2006, the Holding Company Guaranty has not been issued.

          The loan is secured by a mortgage on the UP Safira and UP Esmeralda and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB NV may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until June 2008 that the PSVs pledged as security have an aggregate market value of at least 85% of the value of the loan amount and at all times thereafter an aggregate market value of at least 75% of the value of the loan.

          At March 31, 2006 the outstanding principal balance under the loan agreement was $27,650 and the aggregate net book value of the assets pledged was $41,520.

     b)   Loan with DVB Bank AG (DVB AG) of up to $15,000

          On January 17, 2006, UP Offshore Apoio Maritimo Ltda. (a wholly owned subsidiary of UP Offshore) as Borrower, Packet Maritime Inc. and Padow Shipping Inc. as Guarantors and UP Offshore as Holding Company entered into a $15,000 loan agreement with DVB AG for the purposes of providing post delivery financing of one PSV named UP Agua Marinha delivered in February 2006.

          This loan is divided into two tranches:

          - Tranche A, amounting to $13,000, shall be repaid by (i) 120 consecutive monthly installments of $75 each beginning in March 2006 and (ii) a balloon repayment of $4,000 together with the 120 installments which accrue interest at LIBOR rate plus 2.25% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag, and

          - Tranche B, amounting to $2,000, shall be repaid by 35 consecutive installments of $56 each beginning in March 2006 which accrues interest at LIBOR rate plus 2.875% per annum for so long as the PSV is registered under Brazilian flag or 1.875% per annum for so long as PSV is registered under an approved flag other than Brazilian flag.

          The loan is secured by a mortgage on the UP Agua Marinha and is jointly and severally irrevocable and unconditionally guaranteed by Packet Maritime Inc. and Padow Shipping Inc. The loan also contains customary covenants that limit, among other things, the Borrower's and the Guarantors' ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full. Further, the loan agreement requires until February 2009 that the PSV pledged as security has an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

          At March 31, 2006 the outstanding principal balance under the loan agreement was $14,870 and the aggregate net book value of the assets pledged was $22,443.

6.   COMMITMENTS AND CONTINGENCIES

     The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

     Brazilian Customs Dispute

     Ultrapetrol S.A. is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the Alianza G-3 and Alianza Campana (collectively, the "Alianza Campana") in Brazil during 2004. As a result, the Brazilian Customs Tax Authorities commenced an administrative proceeding and applied the penalty of apprehension of the Alianza Campana which required the Alianza Campana to remain in port or within a maximum of five nautical miles from the Brazilian maritime coast. The maximum customs penalty that could be imposed would be confiscation of the Alianza Campana, which is estimated by the Brazilian Customs tax authorities to be valued at $4,560. On February 22, 2005, we were notified of the decision that grounds on which the tax assessment was based were ratified. In response to this decision, on February 28, 2005, we presented a specific request clarification of the decision. We simultaneously presented a petition to the Secretary of the Brazilian Internal Revenue Service requesting the replacement of the confiscation penalty applied to the Alianza Campana by a penalty corresponding to one percent (1%) of the value of the Alianza Campana. The tax authorities determined that the petition requesting for clarification of the decision could not be considered because the Decree that regulates the administrative proceeding does not provide the possibility of filing this petition. The Secretary of the Brazilian Internal Revenue Service sent the administrative proceeding to tax authorities in Fortaleza, Brazil, for them to consider if the vessel could be imported under the REPETRO regime. Tax authorities in Fortaleza alleged that they would not be competent to analyze such issue. Thus, the administrative proceeding records were sent to Rio de Janeiro. Tax authorities of such State issued a report in which they affirmed that the vessel could be imported under the REPETRO regime. Currently, the administrative proceeding records are in Brasilia, waiting for a final decision in relation to our request to the replacement of the confiscation penalty.

     On the same day that Ultrapetrol S.A. presented its defense to the above mentioned administrative proceeding, a writ of injunction was filed on behalf of Ultrapetrol S.A. seeking a judicial authorization allowing the return of the Alianza Campana to Boias de Xareu, which is located approximately 20 nautical miles from the Brazilian coast, so that the Alianza Campana could resume its prior services. The preliminary injunction was granted by the court in favor of Ultrapetrol S.A. on September 17, 2004, conditioned on the weekly presentation of shipping letters describing the location of the Alianza Campana, and the Alianza Campana is now back in service at Boias de Xareu. The tax authorities filed an unsuccessful interlocutory appeal against the preliminary injunction that was granted in our favor. In view of this decision, tax authorities filed an appeal to the Superior Court of Justice and Ultrapetrol filed its counterargument. Currently, our lawsuit and the appeal of tax authorities are pending judgment.

     Based upon the facts and circumstances of the case, including the fact that the Vessel was operating under a specific written authorization officially granted by the Brazilian government and the existing regulations, the Company does not believe that the outcome of this matter should have an adverse impact on its financial position or results of operations. In case the Company is not successful on the merits, under applicable insurance coverage, it could request from, the Vessel's P&I insurer, an indemnity corresponding to the value of the Vessel.

     Paraguayan Customs Dispute

     On September 21, 2005 the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the "Paraguay Customs Authority"). We believe that this finding is erroneous and UABL has formally replied to the Paraguay Customs Authority contesting all of the allegations upon which the finding was based.

     After review of the entire case the Paraguayan Central Tax authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue for which the Company's liability, if such interpretation was upheld in court, would be $409. Simultaneously with above, the Central Customs authorities issued a resolution confirming the original determination made by the Customs Authorities at Ciudad del Este therefore committing the matter to a resolution by the Court. The Company has entered a plea with the respective court requesting a confirmation of the release of liability in the two issues where such view was upheld by the Tax authorities and contending the interpretation on the third where the Company claims to be equally non-liable.

     We have been advised by UABL's counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

7.   INCOME TAXES

     The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

     a)   Bahamas

          The earnings from shipping operations were derived form sources outside Bahamas and such earnings were not subject to Bahamanian taxes.

     b)   Panama

          The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

     c)   Paraguay

          Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and four of our river subsidiaries, UABL Paraguay, Parabal S.A., Yataiti and Riverpar are subject to Paraguayan corporate income taxes.

     d)   Argentina

          Ultrapetrol S.A., one of our Ocean Business and two of our River Business subsidiaries, are subject to Argentine corporate income taxes.

          In Argentina, the tax on minimum presumed income ("TOMPI"), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company's tax obligation in any given year will be the higher of these two tax amounts. However, if in any given tax year tax on minimum presumed income exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

     e)   Brazil

          Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Importadora e Exportadora de Generos Alimenticios Ltda. are subject to Brazilian corporate income taxes.

     f)   Chile

          Corporacion de Navegacion Mundial S.A. is subject to Chilean corporate income taxes.

     g)   The United States of America

          Pursuant to Section 883 of the US tax code and the final regulations thereunder which became effective for calendar year taxpayers commencing January 1, 2005, a foreign corporation which meets the definition of a "Qualified Foreign Corporation", will be exempt from United States of America corporate income tax on its U.S. source shipping income which, as defined, means 50% of the income derived by a corporation from the international operation of a ship or ships and the performance of certain services directly related thereto that is attributable to the transport of cargo to or from U.S. ports.

          A corporation will be considered a Qualified Foreign Corporation if
          (i) its country of incorporation is a "Qualified Foreign Country" which, as defined, is a foreign country that exempts US corporations from income tax on the type(s) of shipping income (bareboat, time or voyage income) for which exemption is being claimed (the "Incorporation Test"), (ii) it meets the "Ultimate Owner Test", and
          (iii) it files a US Federal income tax return (Form 1120F) to claim the Section 883 exemption.

          A foreign corporation meets the Ultimate Owner Test if (a) more than 50% of the value of its stock is ultimately owned for more than half the days of the tax year by "Qualified Shareholders" which, as defined includes an individual who is a tax resident of a Qualified Foreign Country, an individual tax resident of a Qualified Foreign Country that is a beneficiary of a pension plan administered in or by such country or another Qualified Foreign Country, the government (or a political subdivision or local authority) of a Qualified Foreign Country and certain not-for-profit organizations organized in a Qualified Foreign Country.

          For the three month periods ended March 31, 2006 and 2005 the Company and its subsidiaries have not earned any U.S. source shipping income.

8.   RELATED PARTY TRANSACTIONS

     At March 31, 2006 and December 31, 2005, the balances of receivables from related parties were as follows:

                                                  March 31,      December 31,
                                                    2006            2005
                                                ------------    -------------
     Current:
     Receivables from related parties
     -    Maritima Sipsa S.A.                   $       25      $        16
     -    Puertos del Sur S.A. and O.T.S.            2,265            1,612
     -    Ravenscroft Shipping Inc.                      -            2,574
     -    UP Offshore and its subsidiaries (1)           -           13,726
     -    Other                                        451               16
                                                ------------    -------------
                                                $    2,741      $    17,944
                                                ============    =============

     (1) This loan accrued interest at a nominal rate of 9.50% per year. The principal and the interest accrued have been repaid in full in February, 2006.

                                                  March 31,      December 31,
                                                    2006            2005
                                                ------------    -------------
     Noncurrent:
     Loans receivable from related parties
     -    Puerto del Sur S.A. (1)               $    1,995      $     1,995
                                                ============    =============

     (1) This loan accrues interest at a nominal interest rate of 3% per year, payable annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2006. The current portion is included in current receivables from related parties.

     At March 31, 2006 and December 31, 2005 the balance of payables to related parties were as follows:

                                                  March 31,      December 31,
                                                    2006            2005
                                                ------------    -------------

     Payables to related parties
     -    LAIF XI Ltd. (Note 3.b)               $   48,000                -
     -    Crosstrade Maritime Inc. and
          Crosstrees Maritime Inc. (Note 3.a)       11,500                -
     -    Ravenscroft Shipping Inc                       -            2,008
                                                ------------    -------------
                                                $   59,500      $     2,008
                                                ============    =============

     For the three-month periods ended March 31, 2006 and 2005, the revenues derived from related parties were as follows:

                                                 For the three-month periods
                                                       ended March 31
                                                -----------------------------
                                                    2006             2005
                                                ------------    -------------

          Maritima Sipsa S.A.                   $      230      $       617
                                                ============    =============

     Sale and repurchase of vessel Princess Marina

     In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ending in June 2006, when the vessel will be delivered to the Company. The transaction was recognized in the Company's statements of operations as a lease, reflecting quarterly payments as charter revenues for $ 230 and $ 617 for the three-month periods ended March 31, 2006 and 2005, respectively, while the vessel remains presented in the accompanying balance sheets as an asset.

     Bareboat charter paid to related parties

     Since the second quarter of 2005, through our subsidiary, Corporacion de Navegacion Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our financial statements included the operations of UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore, on a consolidated basis. Therefore, these transactions have been eliminated in the consolidated financial statements since that date. Prior to acquisition, the equity method was used.

     For the three month period ended March 31, 2006 the charters amounted to $2,640.

     Management fee

     For the three-month periods ended March 31, 2006 and 2005, management fees were expensed with the following related parties to:

                                                 For the three-month periods
                                                       ended March 31
                                                -----------------------------
                                                    2006             2005
                                                ------------    -------------

     Oceanmarine (1)                            $      150      $       150
     Ravenscroft Shipping Inc. (2)                     361              276
                                                ------------    -------------
     Total                                      $      511      $       426
                                                ============    =============

     (1) The Company through certain of its subsidiaries has contracted with Oceanmarine, a company under the same control group as Inversiones Los Avellanos S.A., for certain administrative services. This agreement stipulates a fee of $10 per month and per ocean going cargo vessel.

     (2) Pursuant to the individual ship management agreement between Ravenscroft Ship Management Ltd., a Bahamas Corporation ("Ravenscroft Bahamas") a company of the same control group as Inversiones Los Avellanos S.A., and the Company's relevant vessel-owning subsidiaries, Ravenscroft Bahamas has agreed to provide certain ship management services for all of the Company's vessels. Ravenscroft Bahamas has subcontracted the provision of these services to Ravenscroft Shipping Inc., a Miami-based related party of the Company. This agreement stipulates a fee of $12.5 per month and per ocean going cargo vessel.

          Under these contracts, these related parties are to provide all services necessary for such companies to operate, including but not limited to crewing, insurance, accounting and other required services. Additionally, commissions and agency fees are paid to those related parties.

          In addition, the Company pays Ravenscroft a monthly technical ship management fee of (euro)20,000 (equivalent to $24.2 at March 31, 2006) per passenger vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company pays Ravenscroft for each passenger vessel
          (euro)25,000 (equivalent to $30.3 at March 31, 2006) administrative and operational fee per month for all operational functions as well as administering the subcontractors, concessions and credit card/collection system onboard.

     We purchased Ravenscroft (see Note 3) and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006; accordingly, after those acquisitions, we do not expect to pay fees to these related parties, but will directly incur in-house all costs of ship management and administration.

     Brokerage commissions

     Ravenscroft from time to time acts as a broker in arranging charters for the Company's oceangoing vessels for which Ravenscroft charges a brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter. Total commission expenses incurred by the Company under this arrangement amounted to $319 and $511 respectively, for the three-month periods ended March 31, 2006 and 2005, respectively.

     Administration agreement with UP Offshore

     On June 25, 2003 the Company signed an administration agreement with UP Offshore.

     Under this agreement Ultrapetrol agrees to assist UP Offshore by providing management services required by the latter, including providing the services of the Chief Executive Officer and to provide ongoing management and commercial advisory services up to the year 2013. The parties agreed that Ultrapetrol professional fees under this agreement shall be the 2% of UP Offshore annual EBITDA as defined in the agreement. For the three-month period ended March 31, 2006 the professional fee amounted $40. For the three-month period ended March 31, 2005, no fees were recognized because UP Offshore had no EBITDA.

     Commercial agreement with Comintra

     On June 25, 2003, UP Offshore signed a commercial agreement with Comintra.

     Under this agreement Comintra agrees to assist UP Offshore regarding the commercial activities of UP Offshore's fleet of six PSVs with the Brazilian offshore oil industry. Comintra's responsibilities, among others, include marketing the PSVs in the Brazilian market, negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

     The parties agreed that Comintra's professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore on a monthly basis.

     Comintra's services in connection with this agreement began on June 25, 2003, and, unless earlier terminated end on June 25, 2013.

     UP Offshore may terminate this agreement (a) at any time upon 30 days notice if (i) PSVs representing more than 50% of the gross time charter revenues of UP Offshore arising from contracts in Brazil are sold or (ii) Ultrapetrol and LAIF cease owning, jointly or separately, more than 50% of UP Offshore's outstanding voting stock; (b) Comintra breaches any material term of this agreement; (c) in the event of gross negligence or material failure to perform the services by Comintra, or (d) upon mutual agreement.

     In the event of termination under subsections (a) or (d) above, such termination shall not be effective unless and until UP Offshore shall have also paid to Comintra $2,500 (less any fees already paid to Comintra through the termination date). Other than the figures mentioned above no further indemnification will be due by UP Offshore to Comintra.

     During 2005 UP Offshore paid in advance to Comintra fees under this agreement in the amount of $1,500.

     For the three-month period ended March 31, 2006, the fees amounted to $8. None of such fees has been expensed in the three-month period ended March 31, 2005, because UP Offshore had no revenues from Brazilian charters.

9.   SHARE CAPITAL

     At March 31, 2006, the share capital consists of 2,109,240 shares, par value 0.01 each authorized, issued and outstanding.

     On June 28, 2001, the Company issued 138,443 new shares for $5,295 which were totally subscribed by Inversiones Los Avellanos SA, one of the Company's original shareholders and was paid $3,297 in 2001 and $1,104 in 2002 and the balance are payable in July 2006. The Company has an option to repurchase 25,212 of its shares for a total price of $894 from Inversiones Los Avellanos S.A. until July 2006.

     On March 20, 2006, we exercised our option to repurchase, from Inversiones Los Avellanos S.A., 25,212 shares of our common stock for a total price of $894 and the $894 Note issued in connection with the option was cancelled. The shares were also cancelled.

     On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company.

     At March 31, 2006, and December 31, 2005, the Company presents $20,332 in the "Treasury stock" account, $20,000 of which relates to the amount paid for the shares and $332 relates to direct cost of acquisition.

     On March 20, 2006, Inversiones Los Avellanos S.A. and Avemar, subject to the successful completion of the initial public offering, cancelled their agreement pursuant to which Avemar had previously granted Inversiones Los Avellanos S.A. an irrevocable proxy to vote our shares owned by Avemar. As a consequence, Solimar Holding Ltd. will own 63.36% of our shares and the remaining 36.64% will be owned directly and indirectly by Inversiones Los Avellanos S.A. This agreement to cancel the shares owned by Avemar is subject to the successful completion of the initial public offering.

     At March 31, 2006 the shareholders of Ultrapetrol Bahamas are Solimar Holdings Ltd., Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) and Avemar, our wholly owned subsidiary of the Company, in the proportion of 46.66%, 24.43%, 3.74% and 25.17%, respectively. Since Avemar Holdings (Bahamas) granted an irrevocable proxy to Inversiones Los Avellanos S.A. in full for all of its voting powers related to its interest in the Company, at March 31, 2006, Inversiones Los Avellanos S.A. held directly and indirectly 53.34% of the Company's voting rights. However, pursuant to a shareholder agreement between Solimar Holdings Ltd. and Inversiones Los Avellanos S.A., both shareholders hold sufficient participating rights in the operation of the Company that results in neither shareholder having control of the Company.

10.  PREFERRED SHARES OF UP OFFSHORE (BAHAMAS) LTD.

     In January 2004, UP Offshore issued 3,000,000 of its Series A 6% non-voting redeemable preferred shares for a subscription price of $3,000.

     The preferred shares shall accrue cumulative preferred dividends (whether or not declared, whether or not UP Offshore has earnings or profits, and whether or not there are funds legally available for the payment of such dividends) at the annual rate of 6% of the purchase price of such shares.

     Any holder of preferred shares may elect, on or after December 15, 2010, to have UP Offshore redeem all, but not less than all, of the Series A preferred shares at an amount in cash equal to the amount paid for the Series A preferred shares (Subscription amount) plus an amount equal to the product of (i) the EBITDA for the fiscal year ending immediately prior to the fiscal year on which such redemption occurs, multiplied by (ii) (x) if the EBITDA is greater than $30,000,000, 0,03, or (y) if the EBITDA is equal to or less than $30,000,000, 0.04, multiplied by (iii) a fraction, the numerator of which is the Subscription amount at such time and the denominator of which is $10,000,000.

     UP Offshore may, in any time, redeem all, but not less than all, of the Series A preferred shares. If UP Offshore exercises this right prior to December 15, 2010, the redemption price shall be an amount equal to the amount necessary to cause the holder to realize an internal rate of return between 14% and 18% per annum on the subscription amount of such shares. If UP Offshore elects to redeem the Series A preferred shares after December 15, 2010 the redemption price shall be the same as if the holder of the Series A preferred shares decides the redemption.

     Also, the preferred shares may be redeemed if a change of control of UP Offshore occurs.

     The shares shall become mandatory redeemable once notification from the holder is received.

     At March 31, 2006 and December 31, 2005, the Series A preferred shares were disclosed under the caption "Redeemable preferred shares" in the balance sheets.

11.  BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

     Since 2004, the Company organizes its business and started to evaluate performance by its operating segments, Ocean, River, Offshore Supply and starting in 2005 the new Passenger Business. Prior to that date the Company operated with no segments. The accounting policies of the reportable segments are the same as those for the condensed consolidated financial statements. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

     Ocean Business: In our Ocean Business, we own and operate five oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

     River Business: In our River Business, we own and operate several dry and tanker barges, and push boats. In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

     We operate our push boats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

     Offshore Supply Business: We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas), which are employed in the spot market in the North Sea which are temporarily operated by our subsidiary Corporacion de Navegacion Mundial S.A. PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

     Passenger Business: We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean Sea.

     Ultrapetrol's vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

                                                 For the three-month periods
                                                       ended March 31
                                                -----------------------------
                                                    2006             2005
                                                ------------    -------------
     Revenues (1)
     -    South America                         $   15,841      $   12,800
     -    Europe                                    14,222          13,498
     -    Asia                                          49           4,023
     -    Central America                              169             158
                                                $   30,281      $   30,479
                                                ============    =============

     (1) Classified by country of domicile of charterers.

     Revenue by segment consists only of services provided to external customers, as reported in the condensed consolidated statement of operations. Resources are allocated based on segment profit or loss from operations, before interest and taxes.

     Identifiable assets represent those assets used in the operations of each segment.

     The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2006:

                                                                    Offshore
                                 Ocean      River      Passenger     Supply     Other
                               Business    Business     Business    Business   business     Total
                              ---------   ----------   ---------   ---------   --------   ---------
Revenues                      $   9,426   $  15,590    $  1,824    $   3,441   $      -   $ 30,281
Running and voyage expenses       3,494      11,427       1,637        3,400          -     19,958
Depreciation and
  amortization                    3,489       1,929          62            -          -      5,480
Segment operating profit
  (loss)                          1,137       1,436         (48)          41          -      2,566
Segment assets                  106,697     127,329      29,286      114,547     13,109    390,968
Investments in affiliates           207       2,018           -            -          -      2,225
Loss from investment in
  affiliates                        242         (43)          -          329          -        528
Additions to long-lived
  assets                      $       -   $   1,703    $  6,382    $       -   $      -   $  8,085

The following schedule presents segment information about the Company's operations for the three-month period ended March 31, 2005:

                                                          Offshore
                            Ocean      River   Passenger   Supply
                           Business  Business   Business  Business   Total
                           --------  --------  ---------  --------  ---------
Revenues                   $ 16,570  $ 12,533  $  1,376   $      -  $  30,479
Running and voyage
  expenses                    3,673     9,757       988          -     14,418
Depreciation and
  amortization                3,637     1,549       109          -      5,295
Segment operating profit      8,105       494       175          -      8,774
Additions to long-lived
  assets                   $     63  $  6,043  $ 13,500   $      -  $  19,606

12.  SUPPLEMENTAL GUARANTOR INFORMATION

     On November 24, 2004, the Company issued $180 million 9% First Preferred Ship Mortgage Notes due 2014.

     The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several basis by the majority of the Company's subsidiaries directly involved in our Ocean and Passenger Business.

     The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York - United States of America. Each of the mortgaged vessels are registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States of America.

     Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure has been prepared on the same basis as the condensed consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements.

                                                          SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                                  AT MARCH 31, 2006 (UNAUDITED)

                                                              (stated in thousands of U.S. dollars)

                                                         Combined        Combined                       Total
                                                        subsidiary      subsidiary    Consolidating  consolidated
                                             Parent     guarantors    non-guarantors   adjustments     amounts
                                          ------------  ------------  --------------  -------------  --------------
Current assets
Receivables from related parties          $    147,827  $      4,847  $     6,200     $   (156,133)  $     2,741
Other current assets                             8,561        12,148       24,872                -        45,581
                                          ------------  ------------  --------------  -------------  --------------
Total current assets                           156,388        16,995       31,072         (156,133)       48,322
                                          ------------  ------------  --------------  -------------  --------------

Noncurrent assets
Vessels and equipment, net                           -       133,471      170,723           (1,812)      302,382
Investment in affiliates                       127,877             -        2,225         (127,877)        2,225
Other noncurrent assets                          6,044        13,199       18,796                -        38,039
                                          ------------  ------------  --------------  -------------  --------------
Total noncurrent assets                        133,921       146,670      191,744         (129,689)      342,646
                                          ------------  ------------  --------------  -------------  --------------
Total assets                              $    290,309  $    163,665  $   222,816     $   (285,822)  $   390,968
                                          ============  ============  ==============  =============  ==============
Current liabilities
Payables to related parties               $     62,597  $    128,492  $    24,544     $   (156,133)  $    59,500
Current portion of long term
   financial debt                                5,670             -       11,652                -        17,322
Other current liabilities                          183         5,324       10,721                -        16,228
                                          ------------  ------------  --------------  -------------  --------------
Total current liabilities                       68,450       133,816       46,917         (156,133)       93,050
                                          ------------  ------------  --------------  -------------  --------------
Noncurrent liabilities
Long-term notes                                180,000             -            -                -       180,000
Financial debt, net of current
   portion                                           -             -       60,772                -        60,772
Other payables                                       -             -        1,900                -         1,900
                                          ------------  ------------  --------------  -------------  --------------
                                               180,000             -       62,672                -       242,672
                                          ------------  ------------  --------------  -------------  --------------
Total liabilities                              248,450       133,816      109,589         (156,133)      335,722

Minority interests                                   -             -            -            5,059         5,059

Minority interest subject to put right               -             -            -            4,928         4,928

Redeemable preferred shares                          -             -        3,400                -         3,400

Shareholders' equity                      $     41,859  $     29,849  $   109,827     $   (139,676)  $    41,859
                                          ------------  ------------  --------------  -------------  --------------
Total liabilities, minority
   interests, redeemable preferred
   shares and shareholders' equity        $    290,309  $    163,665  $   222,816     $   (285,822)  $   390,968
                                          ============  ============  ==============  =============  ==============

                                                          SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

                                                                       AT DECEMBER 31, 2005

                                                               (stated in thousands of U.S. dollars)

                                                         Combined        Combined                       Total
                                                        subsidiary      subsidiary    Consolidating  consolidated
                                             Parent     guarantors    non-guarantors   adjustments     amounts
                                          ------------  ------------  --------------  -------------  --------------
Current assets
Receivables from related parties          $    150,558  $      4,147  $     5,580     $   (142,341)  $    17,944
Other current assets                             3,207        11,200       17,945                -        32,352
                                          ------------  ------------  --------------  -------------  --------------
Total current assets                           153,765        15,347       23,525         (142,341)       50,296
                                          ------------  ------------  --------------  -------------  --------------

Noncurrent assets
Vessels and equipment, net                           -       128,589       54,696           (1,216)      182,069
Investment in affiliates                        68,150             -       15,698          (68,150)       15,698
Other noncurrent assets                          6,260        14,128        9,296                -        29,684
                                          ------------  ------------  --------------  -------------  --------------
Total noncurrent assets,                        74,410       142,717       79,690          (69,366)      227,451
                                          ------------  ------------  --------------  -------------  --------------
Total assets                              $    228,175  $    158,064  $   103,215     $   (211,707)  $   277,747
                                          ============  ============  ==============  =============  ==============

Current liabilities
Payables to related parties               $      3,056  $    119,972  $    21,321     $   (142,341)  $     2,008
Current portion of long term
   financial debt                                1,620             -        6,702                -         8,322
Other current liabilities                           25         6,433        7,155                -        13,613
                                          ------------  ------------  --------------  -------------  --------------
Total current liabilities                        4,701       126,405       35,178         (142,341)       23,943
                                          ------------  ------------  --------------  -------------  --------------

Noncurrent liabilities
Long-term notes                                180,000             -            -                -       180,000
Financial debt, net of current portion               -             -       22,953                -        22,953
Other payables                                       -             -            -                -             -
                                          ------------  ------------  --------------  -------------  --------------
Total noncurrent liabilities                   180,000             -       22,953                -       202,953
                                          ------------  ------------  --------------  -------------  --------------
Total liabilities                              184,701       126,405       58,131         (142,341)      226,896

Minority interests                                   -             -            -            2,479         2,479

Minority interest subject to put right               -             -            -            4,898         4,898

Shareholders' equity                      $     43,474  $     31,659  $    45,084     $    (76,743)  $    43,474
                                          ------------  ------------  --------------  -------------  --------------

Total liabilities, minority interests
and shareholders' equity                  $    228,175  $    158,064  $   103,215     $   (211,707)  $   277,747
                                          ============  ============  ==============  =============  ==============

                                                SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                              FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 (UNAUDITED)

                                                          (stated in thousands of U.S. dollars)
                                                         Combined     Combined non-                      Total
                                                        subsidiary      subsidiary    Consolidating  consolidated
                                             Parent     guarantors      guarantors     adjustments     amounts
                                          ------------  ------------  --------------  -------------  --------------
Revenues                                  $         -   $    16,373   $     15,615     $    (1,707)  $     30,281

Operating expenses                                (54)      (14,412)       (14,942)          1,693        (27,715)
                                          ------------  ------------  --------------  -------------  --------------
Operating profit (loss)                           (54)        1,961            673             (14)         2,566

Investment in affiliate                        (1,571)            -            528           1,571            528
Other income (expenses)                            12        (3,759)          (824)              -         (4,571)
                                          ------------  ------------  --------------  -------------  --------------
Income before income tax and                   (1,613)       (1,798)           377           1,557         (1,477)
minority interest

Income taxes                                        -           (12)           (38)              -            (50)
Minority interest                                   -             -              -             (86)           (86)
                                          ------------  ------------  --------------  -------------  --------------
Net income                                $    (1,613)  $    (1,810)  $        339     $     1,471   $     (1,613)
----------                                ============  ============  ==============  =============  ==============

                                               SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF OPERATIONS

                                              FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005 (UNAUDITED)

                                                           (stated in thousands of U.S. dollars)
                                                         Combined     Combined non-                      Total
                                                        subsidiary      subsidiary    Consolidating  consolidated
                                             Parent     guarantors      guarantors     adjustments     amounts
                                          ------------  ------------  --------------  -------------  --------------
Revenues                                  $        -    $    17,528   $     14,600    $     (1,649)  $     30,479

Operating expenses                              (368)        (9,096)       (13,890)          1,649        (21,705)
                                          ------------  ------------  --------------  -------------  --------------
Operating profit (loss)                         (368)         8,432            710               -          8,774

Investments in affiliates                      3,876              -              5          (3,876)             5
Other income (expenses)                          282         (4,035)          (677)              -         (4,430)
                                          ------------  ------------  --------------  -------------  --------------
Income before income tax and
   minority interest                           3,790          4,397             38          (3,876)         4,349

Income taxes                                       -            (13)          (159)              -           (172)
Minority interest                                  -              -              -            (387)          (387)
                                          ------------  ------------  --------------  -------------  --------------
Net income                                $    3,790    $     4,384   $       (121)   $     (4,263)  $      3,790
                                          ============  ============  ==============  =============  ==============

                                                   SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

                                                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006 (UNAUDITED)

                                                           (stated in thousands of U.S. dollars)
                                                         Combined     Combined non-                      Total
                                                        subsidiary      subsidiary    Consolidating  consolidated
                                             Parent     guarantors      guarantors     adjustments     amounts
                                          ------------  ------------  --------------  -------------  --------------
Net income (loss) for the period          $    (1,613)  $    (1,810)  $        339    $     1,471    $   (1,613)
Adjustments to reconcile net income
   (loss) to net cash (used in)
   provided by operating activities             2,712         2,404            596         (1,471)        4,241
                                          ------------  ------------  --------------  -------------  --------------
Net cash (used in) provided by
  operating activities                          1,099           594            935              -         2,628

Intercompany sources                           (7,160)           -               -          7,160             -
Non-subsidiary sources                         11,391        (8,042)           303              -         3,652
                                          ------------  ------------  --------------  -------------  --------------
Net cash provided by (used in)
   investing activities                         4,231        (8,042)           303          7,160         3,652

Intercompany sources                                -         5,160          2,000         (7,160)            -
Non-subsidiary sources                              2         ( 247)          (682)             -          (927)
                                          ------------  ------------  --------------  -------------  --------------
Net cash provided by (used in)
   financing activities                             2         4,913          1,318         (7,160)         (927)
                                          ------------  ------------  --------------  -------------  --------------
Net increase (decrease) in cash and
   cash equivalents                       $     5,332   $    (2,535)  $      2,556    $         -    $    5,353
                                          ============  ============  ==============  =============  ==============

                                                    SUPPLEMENTAL CONDENSED COMBINING STATEMENT OF CASH FLOW

                                                  FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005 (UNAUDITED)

                                                             (stated in thousands of U.S. dollars)
                                                         Combined     Combined non-                      Total
                                                        subsidiary      subsidiary    Consolidating  consolidated
                                             Parent     guarantors      guarantors     adjustments     amounts
                                          ------------  ------------  --------------  -------------  --------------
Net income (loss) for the period          $   3,790     $    4,305    $     (121)     $  (4,184)     $    3,790
Adjustments to reconcile net income
   (loss) to net cash (used in)
   provided by operating activities          (3,657)         2,998         4,785          4,184           8,310
                                          ------------  ------------  --------------  -------------  --------------
Net cash (used in) provided by
   operating activities                         133          7,303         4,664              -          12,100

Intercompany sources                         (8,293)             -          (289)         8,582               -
Non-subsidiary sources                            -        (14,840)       (6,464)             -         (21,304)
                                          ------------  ------------  --------------  -------------  --------------
Net cash (used in) provided by
   investing activities                      (8,293)       (14,840)       (6,753)         8,582         (21,304)

Intercompany sources                              -          5,693         2,889         (8,582)              -
Non-subsidiary sources                       12,016              -         4,831              -          16,847
                                          ------------  ------------  --------------  -------------  --------------
Net cash provided by financing
   activities                                12,016          5,693         7,720         (8,582)         16,847
                                          ------------  ------------  --------------  -------------  --------------
Net (decrease) increase in cash and
   cash equivalents                       $   3,856     $   (1,844)   $    5,631      $       -      $    7,643
                                          ============  ============  ==============  =============  ==============

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)

Dated:  May 16, 2006                   By:   /s/ Felipe Menendez R.
                                             ----------------------
                                             Felipe Menendez R.
                                             President